UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For October 31, 2022

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40 F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Explanatory Note
This Report on Form 6-K contains the Technical Report Summaries for the material mining properties of Harmony Gold Mining Company Limited (the “Company”) in respect of its operations pursuant to Subpart 1300 of Regulation S-K under the Securities Act of 1933. The exhibits are filed in order to be incorporated by reference into the Company’s annual report on Form 20-F for the year ended June 30, 2022.

Exhibit Number	Description

96.1	Technical Report Summary of the Mineral Resources and Mineral Reserves for Target Gold Mine, Free State Province, South Africa
96.2	Technical Report Summary of the Mineral Resources and Mineral Reserves for Tshepong Operations, Free State Province, South Africa
96.3	Technical Report Summary of the Mineral Resources and Mineral Reserves for Joel Mine, Free State Province, South Africa
96.4	Technical Report Summary of the Mineral Resources and Mineral Reserves for Free State Surface Operations, Free State Province, South Africa
96.5	Technical Report Summary of the Mineral Resources and Mineral Reserves for Moab Khotsong Operations, Free State Province, South Africa
96.6	Technical Report Summary of the Mineral Resources and Mineral Reserves for Mponeng Mine, Carletonville, South Africa
96.7	Technical Report Summary of the Mineral Resources and Mineral Reserves for Kalgold Mine, North West Province, South Africa
96.8	Technical Report Summary of the Mineral Resources and Mineral Reserves for Mine Waste Solutions (MWS) and West Wits Operations North West and Gauteng Provinces, South Africa
96.9	Technical Report Summary of the Mineral Resources and Mineral Reserves for Kusasalethu Mine, Gauteng Province, South Africa
96.10	Technical Report Summary of the Mineral Resources and Mineral Reserves for Doornkop Mine Gauteng Province, South Africa
96.11	Technical Report Summary of the Mineral Resources and Mineral Reserves for Hidden Valley Mine, Morobe Province, Papua New Guinea
96.12	Technical Report Summary of the Mineral Resources and Mineral Reserves for Wafi-Golpu Project, Morobe Province, Papua New Guinea

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: October 31, 2022	By: /s/ Peter Steenkamp
Name: Peter Steenkamp
Title: Chief Executive Officer

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